FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For May, 2005

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: May 16, 2005

By: /s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101 – 6th Avenue SW

Calgary, AB T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Announces Strong First Quarter Results

Calgary, Alberta, May 16, 2005 - Gentry Resources Ltd. ("Gentry") is pleased to announce financial and operating results for the three months ended March 31, 2005.

FINANCIAL HIGHLIGHTS

♦

For the first three months ended March 31, 2005, Gentry’s gross revenue was $11,983,506, 70% higher than the $7,066,009 recorded in the comparative three months in 2004.

♦

Cash flow was up 83% to $5,779,136 ($0.15 per share) in the first quarter from the previous year’s three-month figure of $3,154,714 ($0.12 per share).

♦

The Company’s first quarter 2005 net income increased 96% to $1,286,443 ($0.03 per share) from the $657,613 ($0.02 per share) recorded in the first quarter of 2004.

♦

Gentry’s capital program for the first quarter was $13,936,356, well above the $3,010,671 spent in the first quarter of 2004.

♦

During the quarter, Gentry closed it’s previously announced acquisition from a major Canadian oil and gas company, adding 195 boe/d of high-quality production in the Princess area for $8,079,000.

OPERATIONAL HIGHLIGHTS

♦

Average daily production for the first quarter of 2005 increased by 51% to 3,061 boe/d compared to 2,023 boe/d recorded in the corresponding period in 2004. Current production is approximately 3,500 boe/d.

♦

Gentry has an estimated 1,875 boe/d net production behind pipe, primarily in the Princess and Sedalia areas, 70% of which is anticipated to be onstream by the end of the second quarter, with full optimization during the summer months.

♦

Early in the first quarter, Gentry completed construction of a large oil battery. The 10,000 barrels of fluid per day battery facility has the capacity to handle all of Gentry’s Tilley production.

♦

Subsequent to quarter-end, Gentry completed a swap with a large Income Trust whereby Gentry acquired a large battery facility and production in the Tide Lake area for a non-core unit interest. This transaction will more than double current production from this area.

♦

The Company achieved a 93% success rate (93% net) on its first quarter drilling program, which resulted in 14 wells (9.5 net) being drilled.

♦

Gentry plans to carry out the most aggressive drilling program in its history by participating in the drilling of 58 wells (45 net) this year.  These prospects are primarily located in three core areas, namely Princess/Tide Lake, Sedalia, and Whitecourt.

	Three months ended March 31
	2005	2004	% change
Financial
Revenue	$11,983,506	$7,066,009	70
Cash Flow	5,779,136	3,154,714	83
Per share – basic	0.15	0.12	25
Per share – diluted	0.14	0.11	27
Net Income	1,286,443	657,613	96
Per share – basic	0.03	0.02	50
Per share – diluted	0.03	0.02	50
Net Capital Expenditures	13,936,356	3,010,671	363
Net Debt	27,653,942	13,355,193	107
Shares Outstanding – weighted average	38,613,715	27,400,571	41
Shares Outstanding – diluted	40,431,967	28,765,066	41
Production
Oil & Liquids (bbls/d)	1,246	870	43
Gas (mcf/d)	10,889	6,919	57
Barrels of oil equivalent (boe/d)	3,061	2,023	51
Average Prices
Oil & Liquids per barrel	$46.37	$39.07	19
Gas per mcf	$6.92	$6.31	10
Barrel of Oil Equivalent	$43.50	$38.38	13
Operating Netbacks
Oil & Liquids per barrel	$26.56	$19.97	33
Gas per mcf	$4.14	$4.13	-
Oil Equivalent per boe	$25.57	$22.72	13

Cash Flow Netback per boe	$20.98	$17.13	22
Net Income per boe	$4.67	$3.57	31

 Note: Barrels of oil equivalent (boe) have been calculated by converting gas to boe at a ratio of 6:1.

PRESIDENT’S MESSAGE TO SHAREHOLDERS

During the first quarter of 2005, Gentry continued to focus its activities in its main core areas of Princess and Sedalia.  The Company also began work on establishing a new core area as it drilled or participated in three wells (0.9 net) testing new play concepts.  Gentry achieved a new milestone with average production during the first quarter reaching 3,061 boe/d.  Severe weather conditions in January and February hampered field operations, delaying some planned projects that would have further increased average production during the quarter.

Gentry is currently producing approximately 3,500 boe/d.  The Princess area accounts for approximately 1,750 boe/d, which is dominated by the Tilley Pekisko Oil Field (average 72% working interest), West Tide Lake (average 75% working interest) and Princess North (100% working interest).  The Sedalia area accounts for approximately 500 boe/d (average 80% working interest) and other areas account for the remainder.

Due to successful drilling programs over the past two quarters, Gentry has approximately 1,875 boe/d of net production behind pipe.  These are barrels held back for infrastructure reasons and have proved hydrocarbons from zones that have been perforated and/or tested but are not on production.  By area, the Company estimates 1,200 boe/d behind pipe in the greater Princess core area, 525 boe/d behind pipe in the greater Sedalia core area and approximately 150 boe/d behind pipe in other areas.  Gentry estimates 70% of this behind pipe production will be on stream by late June with full optimization of the tie-ins occurring during the summer months.

Drilling Review:

The Company drilled 14 wells (9.5 net) in the first quarter yielding one oil well (0.7 net), eight gas wells (5.7 net) four suspended wells, (2.4 net) and one abandoned well (0.7 net). Of the four suspended wells, two (0.8 net) are awaiting completions, one (0.6 net) is awaiting further testing to justify tie-in costs and one (1.0 net) is awaiting completion as a disposal well.

By area, the Company’s drilling was dominated by one core area, Sedalia, where six wells were drilled (5.2 net).  Five were completed as gas wells (4.2 net) while one suspended well (1.0 net) is awaiting completion as a disposal well.  Four wells (2.4 net) were drilled in the Princess core area resulting in one oil well (0.7 net), one gas well (0.5 net), one suspended well (0.5 net) awaiting completion and testing, and one abandoned well (0.7 net).  Three (0.9 net) wells were drilled in non core areas, two (0.6 net) of which were completed as gas wells and should be producing this quarter.  The third well (0.3 net) is currently suspended and awaiting completion. The final well (0.6 net) was drilled in the Whitecourt core area and is undergoing further testing.

Princess

Tilley

At the end of the first quarter, Gentry closed the acquisition of an additional 22% working interest in the Tilley Pekisko Oil Field.  The gross cost of the transaction, which had an effective date of November 1, 2004, was $8.08 million.  Subsequent to the effective date, and prior to closing, Gentry completed the construction and startup of a 10,000 barrel per day fluid handling battery which has allowed Gentry to double production from this field.  The acquisition of these additional working interests and the start up of the battery solidified Gentry’s position in Tilley and created it as the focal point for the majority of its operations in this core area.

Current net production from the Tilley field is approximately 900 boe/d, with a further 250 boe/d behind pipe.  Gentry continues to optimize wells and evaluate injection projects which should allow production of the behind pipe barrels in the coming months.

Current Tilley capital programs are focused on drilling several infill wells and pipelining Tilley associated gas directly to the midstream infrastructure thus bypassing a third party battery and saving on costs and down time associated with the third party facility.

West Tide Lake

Early in the second quarter Gentry closed a swap and cash transaction with a large Trust whereby Gentry swapped its interests in a non-core unit and two shallow gas wells for a battery and mineral rights in 4.8 sections of land in the West Tide Lake area.  The acquisition of this large facility and land has allowed the Company to accelerate production from this area and has created an additional operational area for Gentry in the greater Princess area.  Gentry has recently tied its West Tide Lake Pekisko oil and associated gas production into this facility and is in the process of recompleting several of the shut-in wells associated with this acquisition.

Production from West Tide Lake was approximately 400 boe/d prior to the battery acquisition.  June production from this facility is expected to be approximately 900 boe/d net to Gentry.  In addition, 14 wells are planned over the coming months that will further utilize this battery.

The benefit of operating the Company’s facilities will be a reduction in operating costs which should occur by July, once these facilities are fully operational.

Gentry has recently drilled its first well into the Bantry area land blocks, which has met with positive results. The Company’s technical team has been evaluating the 3D seismic and is very encouraged with the potential of the large unexplored block. Numerous seismic features similar to those that led to discoveries throughout the Princess area have already been identified.

These recent acquisitions, along with the undeveloped land base acquired in the major transaction last summer, solidified Gentry’s position as a key player in the greater Princess area. Gentry is also moving forward on further land acquisitions in this area and continues to be successful in this regard.

Sedalia

Gentry’s activities were concentrated in the eastern portion of this core area during the first quarter where three wells (3.0 net) were drilled.  A lack of adequate facilities in this part of Sedalia held Company production to 500 mcf/d with approximately two mmcf/d behind pipe.  A third party has committed to increase capacity at a gas plant servicing this area which will allow Company production to increase to two mmcf/d, leaving approximately 500 mcf/d constrained by facilities. The Company has five wells capable of production from four zones in this area.  Additional drilling will occur once facilities are in place to handle the added production.

In the western portion of this core area, Gentry has approximately 200 boe/d behind pipe.  It is anticipated that approximately half these volumes will be producing by late June, which will bring production close to the two mmcf/d mark by the end of the second quarter from this area.  More importantly, Gentry has identified underutilized facilities servicing this western area which will be a focus for Company activities over the next several months.  Gentry anticipates drilling a further five wells in this western area during the third quarter and anticipates shooting a six square mile 3D seismic survey within the next two weeks.

The Company has recently completed a well in the central portion of the Sedalia area that tested at a rate of three mmcf/d.  Access to infrastructure is now being sought and offset wells are planned for the second and third quarters.

Outlook

Since the beginning of last year, Gentry’s operated production has increased from 50% of total production to 70% today, and the long-term goal is to operate 85% of total production. This will provide Gentry with steadily improving unit costs, which has become a focus for the Company. Gentry is on track to drill 45 net wells in 2005, primarily centered around its three core areas in Alberta.

In previous guidance, the Company stated it anticipates exiting the year at production rates in the 4,600 to 4,800 boe/d range; we now anticipate reaching these levels in the third quarter of 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2005 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas has been converted at a ratio of six thousand cubic feet of natural gas to one boe.  This ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent economic equivalence at the wellhead or point of sale.  Boe figures may be misleading, particularly if used in isolation.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share. These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles (“GAAP”), and accordingly are referred to as non-GAAP measures. Cash flow and cash flow per share are used by the Company to assess operating results between years and between peer companies. Gentry’s reported amounts may not be comparable to similarly titled measures reported by other companies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company’s performance or liquidity.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources. Certain figures in the comparative consolidated financial statements have been reclassified to be consistent with presentation in the current period.

The MD&A has been prepared as of May 12th, 2005.

Revenue, Production and Pricing

Gross production revenue increased $4.92 million to $11.98 million in the first three months of 2005 from $7.07 million recorded in the first quarter last year.  The rise in oil and ngls volumes contributed $1.29 million to this increase while higher gas volumes contributed $2.21 million.  Changes in pricing levels also increased revenues.  The increase in crude oil and ngls prices boosted revenues by $819 thousand while the increase in natural gas prices bumped revenues by $598 thousand.

	Three months ended
	Mar 31/05	Mar 31/04	% Change
Oil and Liquids
Revenue ($000’s)	5,200.2	3,093.6	68
Volumes (bbls/d)	1,246	870	43
Pricing ($/bbl)	46.37	39.07	19
Natural Gas
Revenue ($000’s)	6,783.3	3,972.4	71
Volumes (mcf/d)	10,889	6,919	57
Pricing ($/mcf)	6.92	6.31	10
Oil Equivalent
Revenue ($000’s)	11,983.5	7,066.0	70
Volumes (boe/d)	3,061	2,023	51
Pricing ($/boe)	43.50	38.38	13

Royalties

Gentry’s royalties, net of Alberta Royalty Tax Credit (ARTC), increased 91% to $2.47 million from $1.29 million in the comparative period.  Expressed as a percentage of production, oil royalties were 18.5% in the first quarter of 2005 versus 20.6% a year ago.  Gas royalties were 22.2% versus 16.5% in the comparative period.  On a boe basis, the percentages were 20.6% in 2005 and 18.3% in 2004.  Greater royalties and mineral taxes at Princess were the largest components of this increase.

Production Expenses

Concurrent with the Company’s increased production volumes, gross production expenses also increased - to $2.47 million from $1.59 million a year ago.  On a unit basis, costs increased 4% to $8.98/boe versus $8.64/boe a year earlier.  Going forward, Gentry expects production costs per boe to fall as volumes are brought onstream to the Company’s operated facilities in the greater Princess area.

General and Administrative Expenses

Gentry’s general and administrative expenses fell 5% to $652 thousand in the first quarter of 2005 from $684 thousand in the first quarter of 2004.  A reduction in consulting fees and higher recoveries more than offset what were generally smaller increases across all other categories.  On a barrel of oil equivalent basis, general and administrative expenses were $2.37/boe versus $3.72/boe in the comparative quarter, reflecting the increase in production levels.

Interest Expense

Gentry’s interest expense was $360 thousand in the first three months of 2005 versus $122 thousand in the first three months of 2004.  While interest rates were relatively consistent, the Company made greater utilization of its credit facilities.  Gentry was also responsible for the effective period interest on the $8.08 million Princess acquisition, which was effective November 01, 2004 but did not close until the end of the quarter.

Stock-based Compensation

Gentry’s stock-based compensation expense for the first quarter of 2005 was $228 thousand.  Of this amount, $208 thousand related to the amortization and vesting of stock options and $20 thousand related to the Company’s Employee Share Ownership Plan (“ESOP”).  This compares to stock-based compensation of $65 thousand a year ago, $47 thousand of which related to stock options and $18 thousand to the ESOP.

Depletion and Depreciation

Depletion and depreciation charges for the first quarter of this year totaled $3.54 million ($12.85/boe), up from $2.18 million ($11.83/boe) a year ago.  While the Company’s depletion rate remained consistent at 4.73% versus 4.78% a year ago, a doubling of the asset base caused the absolute dollar increase.

Income Taxes

Gentry was liable for $252 thousand in current taxes in 2005 versus $222 thousand in 2004.  Future taxes were $725 thousand compared to $253 thousand in the comparative period.  The increase in taxes is a result of the increased pre-tax profitability of the Company.

Cash Flow and Earnings

Cash flow from operations increased 83% to $5.78 million from $3.15 million in the previous year.  This amounts to $0.15 per share ($0.14 diluted) in 2005 versus $0.12 per share ($0.11 diluted) during 2004.

Net income increased to $1.29 million in the first quarter of 2005 from $658 thousand in the first quarter of 2004.  This amounts to $0.03 per share ($0.03 diluted) in 2005 versus $0.02 per share ($0.02 diluted) in 2004.  In assessing the increase, the higher cash flow of $2.62 million was partially offset by increased depletion, future taxes and stock-based compensation charges of $1.36 million, $472 thousand and $162 thousand respectively.

Netbacks

	Three months ended			Three months ended
	Mar 31/05			Mar 31/04
	Oil & NGLs ($/bbl)	Natural Gas ($/mcf)	Combined ($/boe)	Oil & NGLs ($/bbl)	Natural Gas ($/mcf)	Combined ($/boe)
Selling price	46.37	6.92	43.50	39.07	6.31	38.38
Royalties (net of ARTC)	(8.56)	(1.54)	(8.95)	(8.06)	(1.04)	(7.02)
Operating costs	(11.25)	(1.24)	(8.98)	(11.04)	(1.14)	(8.64)
Operating netbacks	26.56	4.14	25.57	19.97	4.13	22.72
General & administrative			(2.37)			(3.72)
Interest			(1.31)			(0.66)
Current taxes			(0.91)			(1.21)
Cash flow			20.98			17.13

Capital Expenditures

Net capital expenditures were $13.94 million in the most recently completed quarter versus $3.01 million incurred in the comparative three-month period.  The first quarter of the 2004 expenditure program focused on additional exploration and development programs at Princess and Sedalia.  In comparison, the 2003 expenditures emphasized land and seismic opportunities as well as tying in production at Princess.

	Three months ended
	Mar 31/05	Mar 31/04
	($000’s)	($000’s)
Acquisitions, net of dispositions	7,680.5	(120.0)
Drilling and completions	3,405.6	1,349.9
Facilities and equipment	1,652.4	405.6
Land and seismic	907.4	941.4
Capitalized expenses	274.9	296.9
Other	15.6	136.9
	13,936.4	3,010.7

Liquidity and Capital Resources

Gentry began the year with 38,471,234 common shares outstanding.  During this first quarter, Gentry has issued 372,000 common shares pursuant to the exercise of stock options ($0.91 per share), 9,728 shares pursuant to the ESOP ($3.96 per share) and repurchased 20,000 shares ($4.49 per share) pursuant to the Company’s normal course issuer bid.  As a result, Gentry ended the quarter with 38,832,962 common shares issued and outstanding.

As of the date of this MD&A, 38,764,830 common shares are outstanding.  A further 2,714,000 shares are reserved for issuance pursuant to outstanding incentive stock options.

Gentry’s net debt (current liabilities in excess of current assets) was $27.65 million at March 31, 2005, an increase of 40% from the $19.73 million at the start of the year.  Gentry’s credit facility, which stands at $35 million, is currently being reviewed and it is anticipated that the new limit will be set at $40 million.

Selected Quarterly Information

The following table summarizes selected production and financial information from the past eight quarters:

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Gentry Resources Ltd. for the quarter ended March 31, 2005, have been prepared by management and approved by the Board of Directors of the Company.  These statements have not been reviewed by Gentry Resources Ltd.’s external auditors.

Dated May 12, 2004.

On behalf of Gentry Resources Ltd.

signed ("Hugh G. Ross")

signed ("Ketan Panchmatia")

Hugh G. Ross

Ketan Panchmatia

President and Chief Executive Officer

Vice President, Finance and

Chief Financial Officer

GENTRY RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2005 and DECEMBER 31, 2004

ASSETS

		March 31,	December 31,
		2005	2004
		(unaudited)	(audited)
CURRENT
	Cash and cash equivalents	$ 20,779	$ 68,287
	Accounts receivable	15,659,513	12,808,282
	Prepaid expenses	642,973	1,294,988

		16,323,265	14,171,557

INVESTMENTS		1,707,458	1,707,458

PROPERTY AND EQUIPMENT		90,154,156	79,635,253

		$ 108,184,879	$ 95,514,268

LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT
	Accounts payable and accrued liabilities	$ 12,274,790	$ 16,629,997
	Income taxes payable	302,417	50,066
	Bank debt	31,400,000	17,220,000

		43,977,207	33,900,063

ASSET RETIREMENT OBLIGATIONS		2,761,486	2,671,657

FUTURE INCOME TAXES		7,825,953	7,100,776

		54,564,646	43,672,496

SHARE CAPITAL		42,863,224	42,474,623
CONTRIBUTED SURPLUS		490,478	318,765
RETAINED EARNINGS		10,266,531	9,048,384

		53,620,233	51,841,772

		$ 108,184,879	$ 95,514,268

See accompanying notes.

Director:	(signed) "George Hawes"

Director:	(signed) "A. Bruce Macdonald"

GENTRY RESOURCES LTD.		CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDING MARCH 31
(unaudited)

	Three months ending March 31,
	2005	2004
REVENUE
Production	$ 11,983,506	$ 7,066,009
Less: royalties, net of Alberta Royalty Tax Credit	(2,466,392)	(1,291,953)

	9,517,114	5,774,056
EXPENSES
Depletion & depreciation	3,539,962	2,178,323
Production	2,473,267	1,591,009
General & administrative	652,420	683,645
Interest	359,940	122,274
Stock-based compensation	227,556	65,322

	7,253,145	4,640,573

INCOME FROM OPERATIONS	2,263,969	1,133,483

INCOME TAXES
Current	252,351	222,414
Future	725,175	253,456

	977,526	475,870

NET INCOME	1,286,443	657,613

Retained earnings, beginning of period	9,048,384	6,063,324

Less: excess of cost of shares acquired over stated value	(68,296)	(38,157)

Retained earnings, end of period	$ 10,266,531	$ 6,682,780

NET INCOME PER SHARE

Basic	$ 0.03	$ 0.02

Diluted	$ 0.03	$ 0.02

See accompanying notes.

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDING MARCH 31
(unaudited)

	Three months ending March 31,
	2005	2004
OPERATING ACTIVITIES
Net income	$ 1,286,443	$ 657,613
Add (deduct) items not requiring cash
Depletion & depreciation	3,539,962	2,178,323
Stock-based compensation	227,556	65,322
Future income taxes	725,175	253,456

	5,779,136	3,154,714
Changes in non-cash working capital items	(2,003,508)	1,093,537
Asset retirement costs	(32,694)	(16,429)

	3,742,934	4,231,822
INVESTING ACTIVITIES
Acquisition of capital assets, net	(13,936,356)	(3,010,671)
Changes in non-cash working capital items	(4,289,691)	(2,533,192)

	(18,226,047)	(5,543,863)
FINANCING ACTIVITIES
Proceeds from (repayments on) bank debt, net	14,180,000	1,244,126
Redemption of share capital	(90,400)	(160,979)
Proceeds on issuance of share capital, net	354,862	121,409
Changes in non-cash working capital items	(8,857)	(21,435)

	$ 14,435,605	1,183,121

INCREASE (DECREASE) IN CASH	(47,508)	(128,920)

CASH, BEGINNING OF PERIOD	68,287	194,119

CASH, END OF PERIOD	$ 20,779	$65,199

See accompanying notes.

NOTES TO THE MARCH 31, 2005 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.

ACCOUNTING POLICIES

The interim consolidated financial statements of Gentry Resources Ltd. (“Gentry” or the “Company”) have been prepared in accordance with generally accepted accounting principles in Canada which were the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2004.  The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2004.

2.

BANK DEBT

The Company has an uncommitted demand revolving credit facility to a maximum of $35,000,000.  The facility is available to the Company by way of prime rate loans, banker’s acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate. The facility is secured by a general assignment of book debts, a $50,000,000 demand debenture with a floating charge over all assets with a Negative Pledge and Undertaking to provide fixed charges upon request.  The credit facility is subject review on a semi-annual basis.

3.

SHARE CAPITAL

Gentry’s authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares.  No preferred shares have been issued.

Issued
Voting Common Shares	Number of
	Shares	Stated Value
Balance - December 31, 2004	38,471,234	$ 42,474,623
Exercise of stock options	372,000	372,200
Employee share ownership plan	9,728	38,505
Normal course issuer bid purchases	(20,000)	(22,104)
Balance - March 31, 2005	38,832,962	$ 42,863,224

Reserved for Issuance
Stock Options	Number of	Weighted Avg.
	Options	Exercise Price
Balance - December 31, 2004	2,995,000	$1.49
Granted	130,000	$4.18
Exercised	(372,000)	$1.00
Cancelled	(55,000)	$2.30
Balance - March 31, 2005	2,698,000	$1.69
Exercisable - March 31, 2005	1,658,002	$1.25

4.	STOCK-BASED COMPENSATION EXPENSE The fair value of stock options granted during 2005 was estimated on the dates of grant using the Black-Scholes option-pricing method with the following assumptions:

Risk free interest rate of 3.39% to 3.48%

Expected life of options of 3.5 years

Expected volatility of 69.99% to 70.62%

Expected dividend rate of 0%

Fair value per option granted of $2.13 to $2.18

5.	COMPARATIVE FINANCIAL STATEMENTS Certain figures in the comparative financial statements have been reclassified to be consistent with presentation in the current period.